   As Filed with the Securities and Exchange Commission on February 25, 2000.

                                               Registration No.  333 -95429


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ______________

                              AMENDMENT NO. 1 TO

                            REGISTRATION STATEMENT
                                  ON FORM S-3
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ______________

                            SAF T LOK INCORPORATED
              (Exact name of Company as specified in its charter)

               Florida                                       65-0142837
     ----------------------------                         ----------------
     (State or other jurisdiction                         (I.R.S. Employer
   of incorporation or organization)                     Identification No.)

                            1101 Northpoint Parkway
                        West Palm Beach, Florida 33407
                                (561) 478-5625
           (Name, address, including Zip Code, and telephone number,
       including area code, of registrant's principal executive offices)

Franklin W. Brooks, CEO                                      Copies to:                        Steven I. Weinberger, Esq.
Saf T Lok Incorporated                                                                         Atlas Pearlman, P.A.
1101 Northpoint Parkway                                                                        350 East Las Olas Blvd., Suite 1700
West Palm Beach, Florida 33407                                                                 Fort Lauderdale, Florida 33301
Telephone:  (561) 478-5625                                                                     Telephone:  (954) 766-7834
(Name, address, including Zip Code, and telephone number,                                      Telecopier:  (954) 766-7800
including area code, of agent for service)

     Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.
                                                                 [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.
                                                                 [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                                                 [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                                                 [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.
                                                                 [_]

                      CALCULATION OF REGISTRATION FEE/(1)/

                                                  Proposed        Proposed
Title of Each                                    Maximum         Maximum
Class of Securities             Amount to be  Offering Price    Aggregate            Amount of
to be Registered                 Registered    Per Security   Offering Price      Registration Fee
-------------------             ------------  --------------  --------------      ----------------
Common Stock issuable
upon conversion of
outstanding Debentures/(2)/        1,892,850  $         1.20  $    2,271,420      $         631.43

Common Stock issuable
as dividends on outstanding
Debentures/(2)/                      227,150  $         1.20  $      272,580      $          75.78

Common Stock issuable
upon exercise of Option/(3)/          60,000  $         1.31  $       78,600                 21.85

Common Stock issued to
Placement Agents/(2)/                132,500  $         1.20  $      159,000      $          44.20
                                                                                  ----------------

Total Registration Fee                                                            $         773.28
                                                                                  ================

     /(1)/ Estimated solely for purposes of calculating the registration fee pursuant to Rule 457.

     /(2)/ The registration fee was calculated based upon the average of the closing bid and asked prices for the Common Stock on January 24, 2000.

     /(3)/ The registration fee was calculated based upon the exercise price of the Option.


            Pursuant to Rule 416 under the Securities Act of 1933 as amended, there are also being registered such additional number of shares as may be issuable as a result of the anti-dilution provisions of the debentures, but not as result of pure adjustments attributable to changes in market price.

            The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                SUBJECT TO COMPLETION, DATED FEBRUARY 25, 2000


                            SAF T LOK INCORPORATED


                       2,312,500 Shares of Common Stock



     This Prospectus relates to the 2,312,500 shares of Common Stock of Saf T Lok Incorporated, being offered by certain selling security holders. We will not receive any proceeds from the sale of shares by the selling security holders. The selling security holders acquired their shares:

          .    upon conversion of our 6% convertible debentures;
          .    as dividend payments on our convertible debentures; and
          .    upon exercise of outstanding options.

     Our common stock is traded on the Nasdaq SmallCap Market under the trading symbol "LOCK". On February 22, 2000, the closing bid and asked prices for our common stock were $1.28 and $1.31, respectively.


                            ______________________

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See "Risk Factors" beginning on page 3 for a discussion of important matters that should be considered by you prior to investing.

                            ______________________

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the SEC or any state securities commission determined if this prospectus is truthful or complete.

                            ______________________




              The date of this Prospectus is _____________, 2000

                               TABLE OF CONTENTS
                               -----------------


                                                                       Page
                                                                       ----
BUSINESS............................................................      2
RISK FACTORS........................................................      3
WHERE YOU CAN FIND MORE INFORMATION.................................      6
SELLING SECURITY HOLDERS............................................      8
PLAN OF DISTRIBUTION................................................      9
DESCRIPTION OF SECURITIES...........................................     10
LEGAL MATTERS.......................................................     11
EXPERTS.............................................................     12
INDEMNIFICATION.....................................................     12

                                   BUSINESS

     Saf T Lok Incorporated, through its wholly-owned subsidiary Saf T Lok Corporation,

     . designs,
     . develops,
     . manufactures, and
     . distributes

safety locks for guns. Saf T Lok Incorporated and Saf T Lok Corporation are jointly referred to in this Prospectus as "Saf T Lok", "we", "us" and "our".

     Our gunlocks are intended to reduce the possibility of unauthorized or accidental use of firearms, including unintentional discharge by children and assailants. Our target markets include:

     . newly manufactured handguns in the U.S.; and . previously manufactured, used handguns in the U.S., which is known as the
       "retrofit market".

     Our gunlocks are used by federal, state and local law enforcement agencies and other consumers in the U.S. Our combination gun locks are the subject of eleven United States patents, one United States patent application, as well as Canadian and other foreign patent applications.

     During December 1999, we completed the sale of an aggregate of $1,325,000 principal amount of our 6% convertible debentures to a total of eight accredited investors. The debentures, which were placed through Alexander, Westcott & Co., Inc. and J.P. Carey Securities, Inc., were sold in two separate raises, and are convertible at a 25% discount to market, with a maximum conversion price of $2.00 per share and a minimum conversion price of $.70 per share. Unless converted, the debentures mature in December 2001.

     We have determined that the current political and social climate relating to handguns requires that we raise substantial capital in order to fund operations and effectively lobby for regulatory changes that will enable us to substantially increase our revenues. Alternatively, we must consummate a strategic alliance or business combination that will allow us to remain viable. Towards this end, we have engaged an investment banking firm to advise us on mergers, acquisitions and similar business combinations. We may be unsuccessful in attracting a strategic partner or acquirer.

     On February 7, 2000, we held our annual meeting of shareholders. At the annual meeting:

     . Franklin W. Brooks, Jeffrey W. Brooks, William M. Schmidt, Dennis W. DeConcini and James V. Stanton were reelected to serve on our board of directors; and
     . our shareholders authorized an increase in the number of shares of common stock we are authorized to issue from 20 million shares to 30 million shares.

The additional shares will be available for issuance at the direction of the board of directors, without further shareholder action, for capital raising purposes, for strategic alliances and for other purposes deemed by the board to be in our best interests. We have no specific plans at this time to issue the additional shares.

     Our executive offices are located at 1101 Northpoint Parkway, West Palm Beach, Florida 33407. Our telephone number at that location is (561) 478-5625.

     Except for the historical information contained herein, the matters discussed in this prospectus under "Risk Factors", in addition to certain statements contained elsewhere in this prospectus or in our filings under the Securities Exchange Act of 1934, (the "Exchange Act"), are "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are thus prospective. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual future results or trends to differ

                                 RISK FACTORS

     Prospective investors should carefully consider the following Risk Factors, in addition to the other information set forth in this prospectus in evaluating an investment in the securities offered hereby.

Inferior, but less expensive competitive gun locks, have reduced our revenues and may continue to make our market penetration difficult

     The market for our gun locking devices is unproven even though there are millions of handguns in the United States. Our gun locking devices retail for approximately $70 to $90 each while simple, key operated trigger locks retail for less than $20. Our belief in the existence of a large market for our gun locking devices is based solely on anecdotal evidence, without the benefit of any broad-based market study. There is no assurance that a market will develop that will provide sufficient revenues for us to make a profit. If a market for our products does develop, we may have to compete against larger entities with substantially more resources. There is no assurance that we could compete successfully against those competitors.

We have an accumulated deficit, a history of net losses and our auditors have raised doubts about our continued viability; investors could lose their entire investment

     As of September 30, 1999, we had an accumulated deficit of $21,885,884.
For the year ended December 31, 1998 and the none months ended September 30, 1999, we incurred net losses of $(6,066,394) and $(2,462,817), respectively. Management projects that we require monthly operating revenues averaging at least $300,000, but since January 1, 1999, our monthly operating revenues averaged only approximately $21,700. As a result of the foregoing, the report of our independent auditors for the year ended December 31, 1998 raises doubt about our continued existence and states that in order to remain viable, we must

          .    raise additional capital; and
          .    achieve a successful level of sales.

Our inability to raise capital or achieve substantial sales could result in our discontinuance of operations and our investors could lose the entire amount of their investment.

Our success requires us to attract a partner for a business combination or strategic alliance, in the absence of which we may fail

     We believe that consolidation in the gun industry and the resources necessary in order to focus the current political and social climate in a manner that will allow us to successfully market our gun locks requires us to align ourselves with a larger, more financially secure business partner. Accordingly, we are seeking a candidate with whom to complete a business combination or strategic alliance, and have engaged a recognized investment banking firm to assist us in our efforts. However, in the event we are unsuccessful in identifying and completing such a strategic transaction, we will continue to have difficulty implementing our business plan and achieving success. We have not yet identified any party interested in consummating a business combination or strategic alliance with us.

In the event we consummate a business combination, it is possible that we will undergo a change in control, our officers and directors will be replaced, our shareholders will undergo additional dilution of their equity ownership in us and the business of an acquirer may prove more risky than ours

     In the event we are successful in attracting a third-party to consummate a business combination, it is possible that:

          . we will issue a substantial number of additional shares of our stock and thereby dilute the percentage ownership of us by our existing shareholders;
          . the vesting of certain outstanding options held by our officers, directors and affiliates will be accelerated, thereby further diluting the percentage ownership of us by our existing shareholders;
          . the acquirer will appoint its designees to serve as our executive officers and directors, and our existing officers and directors will resign;
          . the business of the acquirer could prove more risky and offer poorer prospects for the future than ours; and
          . the transition of operations and management to an acquirer may cause a loss of momentum of our current manufacturing, marketing and promotional efforts.

Our deficit and history of losses will make raising additional capital more difficult

     We have recently raised approximately $1,725,000, which we believe will satisfy our cash requirements for approximately the next six to nine months. In the event we are unable to consummate a business combination or other third party alliance, and we require additional funding, our accumulated deficit and net losses will likely have an adverse impact upon our ability to raise additional funding. To the extent that additional financing is made available to us, it may not be on favorable terms.

We have substantial outstanding debt and if we are unable to generate revenues or otherwise finance debt repayment, we will be subject to legal proceedings and judgments

     We currently have long-term debt of approximately $1,266,750, which matures in December 2001. Our current rate of revenue generation is insufficient to enable us to repay this indebtedness on maturity. In the event this indebtedness is not converted into common stock and we are unable to generate increased operating revenues or otherwise finance our repayment of these debts, we will become subject to lawsuits and judgments against us. Lawsuits and judgments against us will adversely affect our ability to raise additional capital or consummate a business combination or strategic alliance and, accordingly, our continued viability will be suspect.

We are the subject of an SEC investigation, an unfavorable outcome to which will likely have a negative effect on our stock price

     We have been responding to informal requests for information from the SEC since receiving notice of an "informal inquiry" from the SEC's Division of Enforcement on May 29, 1998. On September 22, 1998, the SEC issued its formal Order Directing Private Investigation and Designating Officers to Take Testimony which revealed that members of the SEC's Staff have reported information to the SEC that, in the Staff's view, tends to show that during the period from at least January 1, 1996 and continuing thereafter, the Company, its present or former officers, directors or employees or others, may have violated federal securities laws. Pursuant to this formal order of investigation, the Company and certain of our current and former officers and directors have produced documents pursuant to requests and subpoenas from the SEC. The investigation is continuing and we are not able to speculate as to its specific subject matter. There can be no assurance as to the timing of the completion of the investigation or as to the final result thereof, and no assurance can be given that the final result of the investigation will not have a material adverse effect on the Company. We are cooperating with the SEC, and have responded and will continue to respond to requests for information in connection with the investigation.

If class action lawsuits or other legal proceedings pending against us are not resolved in our favor, our future remains questionable

     We are defendants in a number of class action law suits, which allege violations of federal securities laws, and other law suits that have been initiated against us. We are currently involved in settlement negotiations with respect to a number of these actions. Settlement of the class action suits has been reached but is subject to court approval. No assurance can be provided, however, that these actions will be resolved in a manner favorable to us. Unfavorable judgments rendered against us in these actions, or a portion of these actions, may have a material adverse effect on our business and financial condition.

Political climate or events may have a material adverse effect on the market for our gun locking devices

     The issue of gun control is a highly political issue in the United States. We believe that the National Rifle Association will oppose any legislation that touches on gun control, including any gun lock legislation. Other groups are promoting gun lock legislation at the federal and state levels. However, we cannot rely on, and no assurance can be given regarding, the passage of any type of gun control or gun safety legislation to create a market for our gun locking devices.

State and Federal regulations could present obstacles to our operations

     While gun locking devices are currently not regulated under state or federal regulations, it is likely in the future that such devices will be regulated. There can be no assurance that our locks will meet the requirements of such future regulations, in which case, sales of our products may be materially adversely affected.

Patent protection will not eliminate competition

     We hold eleven U. S. patents that pertain to the Saf T Lok(R) combination gun locks. Two U.S. patents are pending. Patent applications have also been filed for protection in Canada and other countries. We expect these applications to be approved. However, there can be no assurance that any of these patents will adequately protect us from competitors offering similar devices or that we will have adequate resources to protect ourselves from infringers. We believe our trademarks and other proprietary rights are important to our success and our competitive position. The actions we take to establish and protect our trademarks and other proprietary rights, however, may be inadequate to prevent imitation of our products by others or to prevent others from claiming violations of their trademarks and proprietary rights by us. In addition, others may assert rights in our trademarks and other proprietary rights.

Purchasers of our shares could suffer substantial dilution if all or a substantial portion of outstanding options, warrants and debentures are converted

     We currently have reserved for issuance:

          . 3,176,637 shares in the event of exercise of options which we have granted;

          . 132,500 shares payable as compensation to the placement agents of our debenture offerings;

          . 214,725 shares in the event of conversion of outstanding warrants; and

          . 2,120,000 shares in the event of conversion of principal and interest on outstanding debentures.

The issuance of our reserved common stock will increase the number of outstanding shares of common stock by approximately 40%, and may cause substantial dilution to purchasers of shares covered by this prospectus.

If all or a substantial portion of our shares that are eligible for public resale are sold, the market price for our shares may be adversely affected

     All of the 5,643,862 shares that have been reserved for issuance have been registered with the SEC so that the holders of such shares may resell them publicly. In addition, approximately 479,000 shares of our outstanding common stock have been held for at least one year and may, therefore, be publicly resold under Rule 144. If all or a substantial portion of the shares which may be publicly resold become available in the marketplace, the market price of our shares may be adversely affected.

If the market price for our shares declines and causes us to be delisted from the Nasdaq SmallCap market, additional sales practices imposed upon broker-dealer could adversely affect the market for our shares

     In the event our shares do not remain listed on the Nasdaq SmallCap Market, they may become subject to Rule 15g-9 under the Exchange Act. That rule imposes additional sales practice requirements on broker-dealers that sell low-priced securities ("penny stock") to persons other than established customers and institutional accredited investors. The SEC's regulations define a "penny stock" to be an equity security that has a market price less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the rule may affect the ability of broker-dealers to sell our shares and may affect the ability of holders to sell our shares in the secondary market.

     The penny stock restrictions will not apply to our shares if they remain listed on the Nasdaq Small Cap Market. We cannot assure you that our shares will continue to qualify for exemption from these restrictions. If our shares became subject to the penny stock rules, a holder's ability to sell our shares could be materially adversely affected.

Our products are characterized by continuous and rapid technological advances and evolving industry standards

     Compatibility with industry standards in areas such as operating systems and communications protocols is material to our marketing strategy and product development efforts. In order to remain competitive, we must respond effectively to technological changes by continuing to enhance and improve our existing products to incorporate emerging or evolving standards, and by successfully developing and introducing new products that meet customer requirements. There can be no assurance that we will successfully develop, market, or support such products or that we will respond effectively to technological changes or new product announcements or introductions by others. If we do not enhance and improve our products, our sales and financial results could be materially adversely affected. In addition, there can be no assurance that, as a result of technological changes, all or a portion of our inventory would not be rendered obsolete.


                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C.,

New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

     Our SEC filings are also available to the public from the SEC's website at "http://www.sec.gov." The SEC also allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and the information that we file later with the SEC will automatically update and supersede this information. We filed a registration statement with the SEC pursuant to the Securities Act of 1933, as amended (the "Securities Act"), regarding the securities offered by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information with respect to us and the securities offered by this prospectus, please see the registration statement. This prospectus is a part of the registration statement. Statements contained in this prospectus regarding any contract or other document referred to are not necessarily complete, and in each instance you should see the copy of such contract or statement filed as an exhibit to the registration statement. A copy of the registration statement may be inspected without charge at the SEC's principal office. We will provide, without charge, to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any document incorporated by reference in this prospectus. To request this information, please contact Franklin W. Brooks, President, Saf T Lok Incorporated, 1101 Northpoint Parkway, West Palm Beach, Florida 33407 (561) 478-5625.

                     INFORMATION INCORPORATED BY REFERENCE

     This Prospectus incorporates by reference the following documents and information we previously filed with the SEC under the Exchange Act:

     (a) our annual report on Form 10-KSB for the fiscal year ended December 31, 1998;

     (b) our quarterly report on Form 10-QSB for the fiscal quarter ended March 31, 1999;

     (c) our quarterly report on Form 10-QSB for the fiscal quarter ended June 30, 1999;

     (d) our quarterly report on Form 10-QSB for the fiscal quarter ended September 30, 1999;

     (e) our current report on Form 8-K dated June 4, 1999 and an amended Form 8-K dated February 11, 1999.

     All documents filed with the SEC by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this registration statement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be part of it from the date of filing of those documents.

     This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information and representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making offers for the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                           SELLING SECURITY HOLDERS


Shares covered by this prospectus

     Of the 2,312,500 shares covered by this prospectus, 1,892,850 shares are issuable upon conversion of our outstanding 6% convertible debentures, 227,150 shares cover two years' dividend payments on the debentures, 132,500 shares are outstanding shares of our common stock which were issued for services rendered in connection with the offering of our debentures and 60,000 shares are issuable upon exercise of an option which has been granted. All of the shares covered by this prospectus are being registered for resale by the registered owner. We agreed to register the shares as part of the consideration for our sale of these securities.

     The following table sets forth the name of each selling security holder, the number of shares owned, the number of shares being registered for resale by each selling security holder and the number of shares to be owned by the selling security holder following this offering. All references to shares offered by this prospectus are to shares issuable upon conversion of our 6% convertible debentures, including two years' dividend payments thereon, except the references to Pegasus Capital Inc. and Gary J. Shemano are to shares of our common stock owned by such persons, and the reference to Ralph Nichols is to shares issuable upon exercise of an option.

                                          Number of         Shares to      Shares to be owned
Name of selling security holder        shares owned(1)      be offered       after offering
---------------------------------      ---------------      ----------     ------------------
Sage Capital Investments Ltd.               160,000            160,000            -0-
Arab Commerce Bank Ltd.                     240,000            240,000            -0-
BarAub Corp.                                 40,000             40,000            -0-
Lufeng Investments, Ltd.                     80,000             80,000            -0-
Philip S. & Janice B. Sirianni               80,000             80,000            -0-
G.P.S. America Fund Ltd.                    200,000            200,000            -0-
Ashfield Investments Corp.                  520,000            520,000            -0-
Cache Capital (USA) L.P.                    800,000            800,000            -0-
Alexander, Westcott, Inc.                    37,500             37,500            -0-
J. P. Carey Securities, Inc.                 57,000             57,000            -0-
Pegasus Capital Inc.                         31,000             31,000            -0-
Gary J. Shemano                               7,000              7,000            -0-
Ralph Nichols                                60,000             60,000            -0-

     We have agreed to pay full costs and expenses, incentives to the issuance, offer, sale and delivery of the shares, including but not limited to, all fees and expenses in preparing, filing and printing the registration statement and prospectus and related exhibits, amendments and supplements thereto and mailing of such items. We will not pay selling commissions and expenses associated with any sale by the selling security holders.

                              PLAN OF DISTRIBUTION

     The shares offered hereby by the selling security holders may be sold from time to time by the selling security holders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market (including the Nasdaq National Market of The Nasdaq Stock Market), or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following methods, including, without limitation:

     . a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     . purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

     . ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     . face-to-face or other direct transactions between the selling security holders and purchasers without a broker-dealer or other intermediary; and

     . ordinary brokerage transactions and transactions in which the broker solicits purchasers.

In effecting sales, brokers or dealers engaged by the selling security holders may arrange for other brokers or dealers to participate in the resales.
Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling security holders in amounts to be negotiated in connection with the sale. Such broker-dealers and agents and any other participating broker-dealers, or agents may be deemed to be "underwriters" within the meaning of the Act, in connection with such sales. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 might be sold under Rule 144 rather than pursuant to this prospectus.

     In connection with distributions of the shares or otherwise, the selling security holders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares registered hereunder in the course of hedging the positions they assume with selling security holders. The selling security holders may also sell shares short and deliver the shares to close out such short positions. The selling security holders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered hereunder, which the broker-dealer may resell pursuant to this prospectus. The selling security registered hereunder, which the broker-dealer may resell pursuant to this prospectus. The selling security holders may also be pledged the shares registered hereunder to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged shares pursuant to this prospectus.

     Information as to whether an underwriter(s) who may be selected by the selling security holders, or any other broker-dealer, is acting as principal or agent for the selling security holders, the compensation to be received by underwriters who may be selected by the selling security holders, or any broker-dealer, acting as principal or agent for the selling security holders and the compensation to be received by other broker-dealers, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including the supplement, if any, to any person who purchases any of the shares from or through such dealer or broker.

     We have advised the selling security holders that during such time as they may be engaged in a distribution of the shares included herein they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes any selling security holders, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchase made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of our common stock.

     It is anticipated that the selling security holders will offer all of the shares for sale. Further, because it is possible that a significant number of shares could be sold at the same time hereunder, such sales, or the possibility thereof, may have a depressive effect on the market price of our common stock.


                           DESCRIPTION OF SECURITIES


Common Stock

     Subject to the dividend rights of the holders of preferred stock, if any, holders of our common stock are entitled to share, on a ratable basis, such dividends as may be declared by our board of directors, out of funds legally available therefor. Upon our liquidation, dissolution or winding up, after payment to creditors and holders of preferred stock, if any, that may be outstanding, our assets will be divided pro rata on a per share basis among the holders of our common stock.

     Each share of common stock entitles the holder to one vote. Holders of common stock do not have cumulative voting rights which means that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors if they choose to do so, and, in such event, the holders of the remaining shares will not be able to elect any directors. Our By-Laws require that only a majority of the issued and outstanding shares need be represented to constitute a quorum and to transact business at a shareholders' meeting. Our common stock has no preemptive, subscription or conversion rights and is not redeemable by us.

Convertible Debentures

     We have authorized, and there are currently outstanding, an aggregate of $1,325,000 principal amount of our convertible debentures. The debentures bear interest at the rate of 6% per year, which may be paid by us in cash or by the issuance of common stock. The debentures mature on various dates between October 27, 2001 and December 30, 2001. The outstanding principal amount of the debentures, and accrued but unpaid dividends thereon, may be converted at the option of the holder into our common stock at a 25% discount to the market price for our shares at the time of conversion, subject to a minimum conversion price of $.70 per share and a maximum conversion price of $2.00 per share.

Shares Eligible for Future Sale

     As of December 31, 1999, there were 13,983,615 shares of common stock issued and outstanding. Of such shares, 13,504,614 shares comprise the public float and 2,312,500 shares are being registered for sale pursuant to this prospectus. The balance of 479,001 shares are "restricted securities which may be sold in compliance with Rule 144. In general, Rule 144 permits a shareholder who has beneficially owned restricted shares for at least one year to sell without registration, within a three-month period, a number of shares not exceeding the greater of one percent of the then outstanding shares of common stock or, generally, the average weekly trading volume during the four calendar weeks preceding the sale, assuming our compliance with certain reporting requirements of Rule 144. Furthermore, if such shares are held for at least two years by a person not affiliated with us (in general, a person who is not an executive officer, director or principal shareholder during the three month period prior to resale), such restricted shares can be sold without any volume limitation.

     We have also registered on Form S-8 under the Act 4,376,500 shares of common stock issuable upon exercise of options, of which 4,177,304 have been granted and are currently available for exercise. An additional 110,000 shares are covered by a currently effective registration statement on Form S-3.

     The public sale of shares, under Rule 144 or pursuant to a registration statement, can be expected to have a depressive effect on the market price of our common stock.

NASDAQ SmallCap Market

     Our common stock is traded on the Nasdaq SmallCap Market under the symbol "LOCK".

Transfer and Warrant Agent and Registrar

     Our transfer agent and registrar for the common stock is Florida Atlantic Stock Transfer, Inc. 7130 Nob Hill Road, Tamarac, Florida 33321, telephone number (954) 726-4954.

                                 LEGAL MATTERS

     The validity of the issuance of the securities offered hereby will be passed upon for us by Atlas Pearlman, P.A., Fort Lauderdale, Florida.

                                    EXPERTS

     Our audited consolidated financial statements, as of December 31, 1998 and 1997, and for each of the two fiscal years in the period ended December 31, 1998, incorporated by reference into this prospectus, have been audited by Goldberg & Company, P.A., independent certified public accountants, as indicated in their report with respect thereto, and incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.


                                INDEMNIFICATION

     The Florida Business Corporation Act permits the indemnification of directors, employees, officers and agents of a Florida corporation. Our articles of incorporation and bylaws provide that we shall indemnify to the fullest extent permitted by the Florida Business Corporation Act any person whom we may indemnify under the act.

     The provisions of Florida law that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability for:

     . violations of criminal laws, unless the director has reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe his conduct was unlawful,
     .    deriving an improper personal benefit from a transaction,
     .    voting for or assenting to an unlawful distribution and
     . willful misconduct or conscious disregard for our best interests in a proceeding by or in our right to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

The statute does not affect a director's responsibilities under any other law, such as the federal securities laws.

     The effect of Florida law, our articles of incorporation and our bylaws is to require us to indemnify our officers and directors for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     To the extent indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or control persons control, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is unenforceable.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.*

          Registration Fees - Securities and
           Exchange Commission                              $   750*
          Cost of Printing                                    1,000*
          Legal Fees and Expenses                             7,500*
          Accounting Fees and Expenses                        1,000*
          Blue Sky Fees and Expenses                            500*
          Miscellaneous                                       1,750*
                                                            -------
          Total                                             $12,500*
                                                            =======

*Estimated

Item 15.  Indemnification of Directors and Officers.

     The Florida Business Corporation Act permits the indemnification of directors, employees, officers and agents of a Florida corporation. Our articles of incorporation and bylaws provide that we shall indemnify to the fullest extent permitted by the Florida Business Corporation Act any person whom we may indemnify under the act.

     The provisions of Florida law that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability for:

     . violations of criminal laws, unless the director has reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe his conduct was unlawful,
     .    deriving an improper personal benefit from a transaction,
     .    voting for or assenting to an unlawful distribution and
     . willful misconduct or conscious disregard for our best interests in a proceeding by or in our right to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

The statute does not affect a director's responsibilities under any other law, such as the federal securities laws.

     The effect of Florida law, our articles of incorporation and our bylaws is to require us to indemnify our officers and directors for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     To the extent indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or control persons control, we have been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is unenforceable.

Item 16.  Exhibits and Consolidated Financial Statement Schedules.

     a. The exhibits constituting part of the Registration Statement are as follows:

 4.1      Form of 6% Convertible Debenture (4)
 5.1      Opinion and Consent of Atlas Pearlman, P.A. (4)
10.1 Agency Agreement between the Company and Alexander, Westcott & Co., Inc. dated April 20, 1999 (1)
10.2 Letter Agreement between the Company and Alexander, Westcott & Co., Inc. dated July 8, 1999 (1)
10.3 Placement Agency Agreement between the Company and J. P. Carey Securities, Inc. dated December 30, 1999 (4)
10.4 Form of Securities Purchase Agreement relating to the Company's Debenture offering through J. P. Carey Securities, Inc. (4)
10.5 Form of Registration Rights Agreement relating to the Company's Debenture offering through J. P. Carey Securities, Inc. (4)

23.1 Consent of Atlas Pearlman, P.A. (included in opinion filed as Exhibit 5.1)(4)
23.2      Consent of Goldberg & Company, P.A. (2)

27        Financial Data Schedule (3)
_________________
(1) Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1999, as filed with the Securities and Exchange Commission.

(2)  Filed herewith.

(3) Incorporated by reference to Exhibit 27 to the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1999, as filed with the Securities and Exchange Commission.

(4)  Previously filed.

Item 17.  Undertakings.

The undersigned registrant hereby undertakes:

     (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement which includes any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (d) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officer, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Palm Beach and the State of Florida, on the 25th day of February 2000.


                                        SAF T LOK INCORPORATED

                                        By:  /s/ Franklin W. Brooks
                                           -------------------------
                                           FRANKLIN W. BROOKS, CEO


                               POWER OF ATTORNEY

     The undersigned directors and officers of Saf T Lok Incorporated hereby constitute and appoint Franklin W. Brooks and William Schmidt and each of them, with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below any and all amendments (including post-effective amendments and amendments thereto) to this registration statement and time to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission and hereby ratify and confirm that such attorneys-in-fact, or either of them, or their substitutes shall lawfully do or use to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE                             TITLE                     DATE
---------                             -----                     ----
/s/ Franklin W. Brooks      Chairman of the Board, Chief    February 25, 2000
-------------------------
FRANKLIN W. BROOKS          Executive Officer and Director
                            (Principal Executive Officer)

/s/ Jeffrey W. Brooks       Vice President, Secretary       February 25, 2000
-------------------------
JEFFREY W. BROOKS           and Director

/s/ William M. Schmidt      Chief Financial Officer,        February 25, 2000
-------------------------
WILLIAM M. SCHMIDT          Principal Accounting Officer
                            and Director

/s/ Dennis W. DeConcini     Director                        February 25, 2000
-------------------------
DENNIS W. DECONCINI

/s/ James V. Stanton        Director                        February 25, 2000
-------------------------
JAMES V. STANTON